SEC FILE NUMBER 000-50795

CUSIP NUMBER 008272 10 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

AFFIRMATIVE INSURANCE HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

4450 Sojourn Drive, Suite 500

Address of Principal Executive Office (Street and Number)

Addison, Texas 75001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Affirmative Insurance Holdings, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (the “3Q 2012 Form 10-Q”) by the November 14, 2012 due date since the Company is still evaluating its annual testing of goodwill impairment as of September 30, 2012.

Due to the additional time required by the Company to complete this activity, the Company could not file its 3Q 2012 Form 10-Q within the prescribed period. The Company’s 3Q 2012 Form 10-Q will be filed by the fifth calendar day (November 19, 2012) following the date on which the 3Q 2012 Form 10-Q was due (November 14, 2012).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael J. McClure	630	560-7205
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our preliminary financial results for the quarterly period ended September 30, 2012, excluding any impact from the Company’s ongoing evaluation of any possible goodwill impairment, reflect a net loss for the quarter ended September 30, 2012 of $6.0 million, or $0.39 per share, compared with net loss of $7.6 million, or $0.50 per share for the comparable prior year quarter. Preliminary results for the nine months ended September 30, 2012, excluding any impact from the Company’s ongoing evaluation of any possible goodwill impairment, resulted in a net loss of $20.2 million, or $1.31 per share, compared with net loss of $17.4 million, or $1.13 per share, for the comparable prior year period. We anticipate that it is likely there will be goodwill impairment as of September 30, 2012, which may include the entire remaining balance of goodwill of $23.4 million as of September 30, 2012.

Based on the preliminary financial results, we have determined that as of September 30, 2012, we will not be in compliance with the leverage ratio covenant under our senior secured credit facility. The lenders under our senior secured facility have agreed to a forbearance of any remedies until November 19, 2012. We are engaged in discussions with the lenders to obtain a permanent waiver or amendment. If we are unable to obtain a waiver or modification of the leverage ratio covenant as of September 30, 2012, or if we are unable to meet other covenants and cannot obtain a waiver or modification of them, we will be in default under the credit facility, which could allow the lenders to declare all amounts outstanding under the facility to be due and payable. There can be no assurance that we will be successful in our efforts to waive or modify the financial covenants under our credit facility.

The Illinois Insurance Code includes a reserve requirement that an insurer maintain an amount of qualifying investments, as defined, at least equal to the lesser of $250.0 million or 100% of its adjusted loss reserves and loss adjustment expenses reserves, as defined. As of December 31, 2011, Affirmative Insurance Company (“AIC”) was deficient in meeting the qualifying investments requirement by $18.9 million. We submitted a plan to cure the deficiency and the Illinois Department of Insurance (IDOI) approved management’s plan to cure the deficiency by September 30, 2012. If AIC is not deemed to be compliant as of September 30, 2012, AIC could be deemed to be in hazardous financial condition and the Director of the IDOI could take one or more of the actions authorized by law for insurers in hazardous financial condition. However, the IDOI has informed the company that it will defer taking any such action until after AIC files its statutory financial results for the quarterly period ended September 30, 2012. The IDOI has granted AIC an extension to file its statutory financial results for the quarterly period ended September 30, 2012 until November 19, 2012. We are working on a number of actions to cure the deficiency and are engaged in discussions with the IDOI to deem AIC in compliance as of September 30, 2012, although there can be no assurance that such efforts will be successful.

The accompanying preliminary consolidated balance sheet and statements of operations as of and for the three and nine month periods ended September 30, 2012 have been prepared assuming the Company will continue as a going concern. This assumes continuing operations and the realization of assets and liabilities in the normal course of business. If the Company is deemed to be in default on the senior secured credit facility or AIC is deemed to not be in compliance with the reserve requirement, it could have a material adverse effect on the Company’s operations and the interests of its creditors and stockholders and could raise substantial doubt about our ability to continue as a going concern. The accompanying preliminary consolidated balance sheet and statements of operations do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or liabilities related to the going concern uncertainty.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

PRELIMINARY CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except share data)

	September 30, 2012	December 31, 2011
		(As Adjusted See Note 1)
Assets
Available-for-sale securities, at fair value	$70,142	$122,922
Other invested assets	3,309	2,898
Cash and cash equivalents	24,413	28,559
Fiduciary and restricted cash	568	2,478
Accrued investment income	644	1,058
Premiums and fees receivable, net	28,619	22,579
Premium finance receivable, net	41,490	38,082
Commissions receivable	1,698	1,786
Receivable from reinsurers	118,487	131,447
Income taxes receivable	16	739
Investment in real property, net	11,176	11,776
Property and equipment (net of accumulated depreciation of $57,990 for 2012 and $51,204 for 2011)	26,219	32,130
Goodwill	23,448	23,448
Other intangible assets (net of accumulated amortization of $7,665 for 2012 and 2011)	14,264	14,609
Prepaid expenses	6,971	5,147
Other assets (net of allowance for doubtful accounts of $7,213 for 2012 and 2011)	1,944	1,944

Total assets	$373,408	$441,602

Liabilities and Stockholders’ Deficit
Liabilities:
Reserves for losses and loss adjustment expenses	$143,323	$183,836
Unearned premium	67,671	58,242
Amounts due to reinsurers	30,245	38,224
Deferred revenue	5,967	4,816
Capital lease obligation	16,291	20,301
Senior secured credit facility	92,276	91,683
Notes payable	76,845	76,857
Deferred tax liability	3,180	2,928
Deferred acquisition costs, net	1,202	6,464
Other liabilities	37,928	39,228

Total liabilities	474,928	522,579

Stockholders’ deficit:
Common stock, $0.01 par value; 75,000,000 shares authorized, 18,202,221 shares issued and 15,408,358 shares outstanding at September 30, 2012 and at December 31, 2011	182	182
Additional paid-in capital	166,613	166,342
Treasury stock, at cost (2,793,863 shares at September 30, 2012 and December 31, 2011)	(32,910)	(32,910)
Accumulated other comprehensive loss	(855)	(227)
Retained deficit	(234,550)	(214,364)

Total stockholders’ deficit	(101,520)	(80,977)

Total liabilities and stockholders’ deficit	$373,408	$441,602

Note 1: Adjusted for retrospective adoption of ASU 2010-26 on January 1, 2012

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(As Adjusted See Note 1)		(As Adjusted See Note 1)
Revenues
Net premiums earned	$35,261	$42,042	$104,377	$139,264
Commission income and fees	14,879	16,265	45,991	53,593
Net investment income	819	1,078	2,572	3,891
Net realized gains (losses)	192	(45)	921	71
Other income	4	8	504	257

Total revenues	51,155	59,348	154,365	197,076

Expenses
Net losses and loss adjustment expenses	25,397	31,562	77,786	101,376
Selling, general and administrative expenses	24,097	27,099	74,529	88,403
Depreciation and amortization	2,414	2,533	7,044	7,340

Total expenses	51,908	61,194	159,359	197,119

Operating loss	(753)	(1,846)	(4,994)	(43)

Loss on interest rate swaps	—	—	—	(2)
Interest expense	4,802	5,561	14,568	16,291
Other intangible assets impairment	245	—	245	—

Loss before income tax expense	(5,800)	(7,407)	(19,807)	(16,336)
Income tax expense	211	231	379	1,093

Net loss	$(6,011)	$(7,638)	$(20,186)	$(17,429)

Basic loss per common share:
Net loss	$(0.39)	$(0.50)	$(1.31)	$(1.13)

Diluted loss per common share:
Net loss	$(0.39)	$(0.50)	$(1.31)	$(1.13)

Weighted average common shares outstanding:
Basic	15,408	15,408	15,408	15,408

Diluted	15,408	15,408	15,408	15,408

Note 1: Adjusted for retrospective adoption of ASU 2010-26 on January 1, 2012

AFFIRMATIVE INSURANCE HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2012	By:	/s/ Michael J. McClure
Michael J. McClure Executive Vice President and Chief Financial Officer